UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: March 26, 2026	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited interim condensed consolidated financial statements as of December 31, 2025, and for the three and twelve months ended months ended December 31, 2025 and 2024

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Condensed consolidated statement of financial position
Condensed consolidated statement of profit or loss
Condensed consolidated statement of comprehensive income
Condensed consolidated statement of changes in equity
Condensed consolidated statement of cash flows
Notes to the interim condensed consolidated financial statements (unaudited)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statements of financial position
December 31, 2025 and 2024
(In thousands of US dollars)

		2025	2024
	Notes	(Unaudited)	(Audit)
Assets

Cash and due from banks	3,4,5	1,923,731	1,965,145

Investment securities	3,4,6	1,428,990	1,201,930

Loans	3,4,7	9,141,668	8,383,829

Customers' liabilities under acceptances	3,4	161,597	245,065
Trading derivative - assets	3,4,10	1,569	—
Hedging derivative financial instruments - assets	3,4,10	69,837	22,315
Equipment, right-of-use assets and leasehold improvements, net		19,673	19,676
Intangibles assets		10,744	3,663
Other assets	11	28,584	17,050
Total assets		12,786,393	11,858,673

Liabilities and Equity
Liabilities:
Customer deposits	3,4,12	6,640,290	5,461,901
Securities sold under repurchase agreements	3,4,13	130,509	214,035
Borrowings and debt	3,4,14	4,030,389	4,388,720
Lease liabilities	3,15	18,429	19,232
Acceptances outstanding	3,4	161,597	245,065
Trading derivative - liabilities	3,4,10	433	—
Hedging derivative financial instruments - liabilities	3,4,10	62,506	141,705
Allowance for losses on loan commitments and financial guarantee contract	3,4	12,130	5,375
Other liabilities	16	51,363	45,431
Total liabilities		11,107,646	10,521,464

Equity:
Common stock		279,980	279,980
Treasury stock		(97,597)	(105,601)
Other equity instruments	17	197,976	—
Additional paid-in capital in excess of value assigned to common stock		125,151	124,970
Capital reserves	23	95,210	95,210
Regulatory reserves	23	159,093	149,666
Retained earnings		916,429	792,005
Other comprehensive income		2,505	979
Total equity		1,678,747	1,337,209
Total liabilities and equity		12,786,393	11,858,673
The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of profit or loss
For the three and twelve months ended months ended December 31, 2025 and 2024
(In thousands of US dollars, except earnings per share data)

		(Unaudited)
		Three months ended December 31,		Twelve months ended December 31,
	Notes	2025	2024	2025	2024
Interest income:
Deposits		15,903	19,610	71,009	92,549
Investment securities		17,544	14,466	65,435	50,806
Loans		157,486	163,329	632,020	641,677
Total interest income	20	190,933	197,405	768,464	785,032
Interest expense:
Deposits		(72,004)	(74,977)	(289,567)	(300,890)
Securities sold under repurchase agreements	13	(1,472)	(2,400)	(8,485)	(11,675)
Borrowings and debt	14	(46,523)	(52,906)	(198,516)	(212,636)
Lease liabilities	15	(174)	(185)	(714)	(620)
Total interest expense	20	(120,173)	(130,468)	(497,282)	(525,821)

Net interest income		70,760	66,937	271,182	259,211

Other income (expense):
Fees and commissions, net	19	14,466	11,906	59,013	44,401
Gain on financial instruments, net	9	3,204	(620)	8,231	(483)
Other income, net		372	202	1,144	507
Total other income, net	20	18,042	11,488	68,388	44,425

Total revenues		88,802	78,425	339,570	303,636

Impairment losses on financial instruments	3,20	(5,402)	(4,038)	(22,119)	(17,299)

Operating expenses:
Salaries and other employee expenses		(15,902)	(14,314)	(55,420)	(51,923)
Depreciation and amortization of equipment, right-of-use and leasehold improvements		(743)	(700)	(2,854)	(2,499)
Amortization of intangible assets		(949)	(312)	(1,978)	(1,064)
Other expenses		(9,808)	(7,571)	(30,317)	(24,978)
Total operating expenses	20	(27,402)	(22,897)	(90,569)	(80,464)
Profit for the period		55,998	51,490	226,882	205,873

Per share data:
Basic earnings per share (in US dollars)	18	1.50	1.40	6.11	5.60
Weighted average basic shares (in thousands of shares)	18	37,231	36,790	37,152	36,740

The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of comprehensive income
For the three and twelve months ended months ended December 31, 2025 and 2024
(In thousands of US dollars)

	(Unaudited)
	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Profit for the period	55,998	51,490	226,882	205,873

Other comprehensive income:
Items that are or may be reclassified subsequently to the consolidated statement of profit or loss:
Change in fair value on financial instruments, net of hedging	4,811	(8,253)	5,755	(7,597)
Reclassification of gains on financial instruments to the consolidated statement of profit or loss	(5,552)	(21)	(4,229)	1,114

Other comprehensive income	(741)	(8,274)	1,526	(6,483)

Total comprehensive income for the period	55,257	43,216	228,408	199,390

The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of changes in equity
For the twelve months ended December 31, 2025 and 2024
(In thousands of US dollars)

		(Unaudited)
	Note	Common stock	Treasury stock	Other equity instruments	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2024		279,980	(110,174)	—	122,046	95,210	136,019	673,281	7,462	1,203,824
Profit for the period		—	—	—	—	—	—	205,873	—	205,873
Other comprehensive income		—	—	—	—	—	—	—	(6,483)	(6,483)
Issuance of restricted stock (RSA)		—	1,038	—	(1,038)	—	—	—	—	—
Compensation cost - stock units plans		—	—	—	7,497	—	—	—	—	7,497
Stock units vested (RSU)		—	3,535	—	(3,535)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	4,549	(4,549)	—	—
Dynamic provision		—	—	—	—	—	9,098	(9,098)	—	—
Dividends declared		—	—	—	—	—	—	(73,502)	—	(73,502)
Balances at December 31, 2024		279,980	(105,601)	—	124,970	95,210	149,666	792,005	979	1,337,209

Profit for the period		—	—	—	—	—	—	226,882	—	226,882
Other comprehensive income		—	—	—	—	—	—	—	1,526	1,526
Issuance of restricted stock (RSA)		—	4,521	—	(4,521)	—	—	—	—	—
Issuance of other equity instruments, net	17	—	—	197,976	—		—	—	—	197,976
Compensation cost - stock units plans		—	—	—	8,185	—	—	—	—	8,185
Stock units vested (RSU)		—	3,483	—	(3,483)	—	—	—	—	—
Regulatory credit reserve		—	—	—	—	—	5	(5)	—	—
Dynamic provision		—	—	—	—	—	9,422	(9,422)	—	—
Dividends declared		—	—	—	—	—	—	(93,031)	—	(93,031)
Balances at December 31, 2025		279,980	(97,597)	197,976	125,151	95,210	159,093	916,429	2,505	1,678,747

The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of cash flows
For the twelve months ended December 31, 2025 and 2024
(In thousands of US dollars)

		(Unaudited)
	Notes	2025	2024
Cash flows from operating activities
Profit for the period		226,882	205,873
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation and amortization of equipment, right-of-use and leasehold improvements		2,854	2,499
Amortization of intangible assets		1,978	1,064
Impairment losses on financial instruments	3	22,119	17,299
Realized gain on financial instruments	9	(4,934)	(319)
Loss on sale of financial instruments at amortized cost	9	436	—
Compensation cost - share-based payment		8,185	7,497
Net changes in hedging position and foreign currency		126,026	(33,701)
Loss on disposal of fixed assets and intangible assets		15	12
Interest income	20	(768,464)	(785,032)
Interest expense	20	497,282	525,821
Changes in operating assets and liabilities:
Restricted and pledged deposits		62,954	(83,523)
Loans		(1,057,639)	(1,301,627)
Proceeds from the sale of loans		210,023	87,319
Other assets		(20,245)	(3,057)
Due to depositors		1,191,246	1,005,136
Other liabilities		5,150	(9,107)
Cash flows provided by (used in) operating activities		503,868	(363,846)
Interest received		778,985	773,839
Interest paid		(502,611)	(532,652)
Net cash provided by (used in) operating activities		780,242	(122,659)

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets		(2,796)	(3,935)
Proceeds from the sale of securities		101,935	—
Proceeds from the redemption of securities		389,963	298,655
Purchases of securities		(700,261)	(474,740)
Net cash used in investing activities		(211,159)	(180,020)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(83,345)	(97,323)
Net decrease in short-term borrowings and debt	14	(149,687)	(58,529)
Proceeds from long-term borrowings and debt	14	587,857	1,191,695
Payments of long-term borrowings and debt	14	(1,006,585)	(826,432)
Issuance of other equity instruments	17	197,976	—
Payments of lease liabilities	15	(1,195)	(1,091)
Dividends paid		(91,827)	(72,778)
Net cash (used in) provided by financing activities		(546,806)	135,542

Net increase (decrease) in cash and cash equivalents		22,277	(167,137)
Cash and cash equivalents at beginning of the period		1,819,931	1,987,068
Cash and cash equivalents at end of the period	5	1,842,208	1,819,931
The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was the result of a proposal brought before the Assembly of Governors of Central Banks in the Region in May of 1975, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100.00% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

2. Basis of preparation and changes to the Bank’s accounting policies
2.1 Basis of preparation
These interim condensed consolidated financial statements for the nine-month period ended December 31, 2025 have been prepared in accordance with International Accounting Standards IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accouting Standards") and should be read in conjunction with the Bank’s annual consolidated financial statements as at and for the year ended December 31, 2025.

These interim financial statements were authorized for issue by the Bank’s board of directors on February 10, 2026.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2. Basis of preparation and changes to the Bank’s accounting policies (continued)

2.2 New accounting standards and amendments issued but not yet effective
Certain new accounting standards and amendments to accounting standards are effective for the years 2026 and 2027 and earlier application is permitted. The Bank has not early adopted any of these new accounting standards or amendments in preparing these consolidated financial statements.
January 1, 2026: Classification and measurement of financial instruments - Amendments to IFRS 9 and IFRS 7: The specific amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures include new requirements not only for financial institutions but also for corporate entities. These amendments:

a.clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

b.clarify and add further guidance for assessing whether a financial asset meets the solely payments-of-principal-and-interest (SPPI) criterion;

c.add new disclosures for certain instruments with contractual terms that may change cash flows (such as some financial instruments with features linked to the achievement of environmental, social and governance objectives); and

d.update disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

The Bank is currently assessing the impact of the new amendments and, based on the evaluation performed to date, has not identified any material impact on its consolidated financial statements.

January 1, 2027: Presentation and disclosure in financial statements - IFRS 18: This new standard on presentation and disclosure in financial statements, which replaces IAS 1, focuses on updates to the statements of profit or loss.

Key new concepts introduced in IFRS 18 relate to:

a.the structure of the statement of profit or loss with defined subtotals;

b.requirement to determine the most useful summary structure for presenting expenses in the statement of profit or loss disclosures

c.required disclosures in a single note within the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (i.e., performance measures defined by management, "MPMs"); and

d.enhanced principles on aggregation and disaggregation that apply to the primary financial statements and notes generally.

The Bank is still in the process of assessing the impact of the new standard, particularly with respect to the structure of the consolidated statement of profit or loss, the statement of cash flows and the additional disclosures required for MPMs. The Bank is also assessing the impact on how information is grouped in the consolidated financial statements, including for items currently labelled as “other”.

January 1, 2027: Subsidiaries without Public Accountability - IFRS 19: This new standard allows for certain eligible subsidiaries that report under IFRS accounting standards apply reduced disclosure requirements of IFRS 19. These reduced disclosure requirement are expected to balance the information needs of users of eligible subsidiaries' financial statements with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries. A subsidiary is eligible if:

a.it has no public accountability, and

b.it has an ultimate or intermediate parent company that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

The Bank does not anticipate that IFRS 19 will be applied for purposes of the Bank’s consolidated financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A.Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Bank deposits

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 -0.38	1,923,151	—	—	1,923,151
Grades 5 - 6	0.39 - 3.81	660	—	—	660
Grades 7 - 8	3.82 - 34.52	75	—	—	75
		1,923,886	—	—	1,923,886
Loss allowance		(155)	—	—	(155)
Total		1,923,731	—	—	1,923,731

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05 -0.38	1,964,543	—	—	1,964,543
Grades 5 - 6	0.39 - 3.81	593	—	—	593
Grades 7 - 8	3.82 - 34.52	9	—	—	9
		1,965,145	—	—	1,965,145
Loss allowance		—	—	—	—
Total		1,965,145	—	—	1,965,145

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loans, at amortized cost (1)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	5,399,585	—	—	5,399,585
Grades 5 - 6	0.39-3.81	3,412,140	78,892	—	3,491,032
Grades 7 - 8	3.82-34.52	125,507	102,127	—	227,634
Grades 9 - 10	34.53-100	—	—	39,985	39,985
		8,937,232	181,019	39,985	9,158,236
Loss allowance		(31,660)	(33,169)	(28,979)	(93,808)
Total		8,905,572	147,850	11,006	9,064,428

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	2,971,709	—	—	2,971,709
Grades 5 - 6	0.42-3.81	4,704,760	299,292	—	5,004,052
Grades 7 - 8	3.82-34.52	397,049	71,664	—	468,713
Grades 9 - 10	34.53-100	—	—	17,513	17,513
		8,073,518	370,956	17,513	8,461,987
Loss allowance		(45,635)	(20,040)	(12,483)	(78,158)
Total		8,027,883	350,916	5,030	8,383,829

(1) Loans at amortized cost includes interest and commission receivable.

Loans at FVOCI

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	15,627	—	—	15,627
Grades 5 - 6	0.39-3.81	61,613	—	—	61,613
		77,240	—	—	77,240
Loss allowance		(468)	—	—	(468)

As of December 31, 2024, no loans were classified at fair value through other comprehensive income (FVOCI).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.38	876,482	—	876,482
Grades 5 - 6	0.39-3.81	676,044	365	676,409
Grades 7 - 8	3.82-34.52	287,766	—	287,766
		1,840,292	365	1,840,657
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.38	64,761	—	64,761
Grades 5 - 6	0.39-3.81	31,284	—	31,284
Grades 7 - 8	3.82-34.52	65,552	—	65,552
		161,597	—	161,597
		2,001,889	365	2,002,254
Provision		(12,128)	(2)	(12,130)
Total		1,989,761	363	1,990,124

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.41	545,855	—	545,855
Grades 5 - 6	0.42-3.81	630,648	6,099	636,747
Grades 7 - 8	3.82-34.52	226,278	5,500	231,778
		1,402,781	11,599	1,414,380
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.41	204,421	—	204,421
Grades 5 - 6	0.42-3.81	1,155	—	1,155
Grades 7 - 8	3.82-34.52	39,489	—	39,489
		245,065	—	245,065
		1,647,846	11,599	1,659,445
Provision		(4,815)	(560)	(5,375)
Total		1,643,031	11,039	1,654,070

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost(1)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	1,294,293	—	1,294,293
Grades 5 - 6	0.39-3.81	55,550	10,654	66,204
		1,349,843	10,654	1,360,497
Loss allowance		(918)	(65)	(983)
Total		1,348,925	10,589	1,359,514

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.41	1,020,297	—	1,020,297
Grades 5 - 6	0.42-3.81	72,976	10,482	83,458
		1,093,273	10,482	1,103,755
Loss allowance		(1,133)	(178)	(1,311)
Total		1,092,140	10,304	1,102,444
Securities at FVOCI(1)

	December 31, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	69,476	—	69,476
Loss allowance - FVOCI		(16)	—	(16)

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.41	99,486	—	99,486
Loss allowance - FVOCI		(23)	—	(23)

(1) Securities at amortized cost includes interest receivable.

The loss allowance for loans and investment securities at FVOCI do not affect the carrying value of the assets. These allowances are included in equity in the condensed consolidated statement of financial position in the line Other comprehensive income.

The following table presents information of the current and past due balances of loans:

	December 31,
	2025	2024
Current	9,195,491	8,444,474
Past due (1)	39,985	17,513
Total	9,235,476	8,461,987

(1) Past due loans are classified in Stage 3.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	December 31, 2025
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,754,481	27,644	(5,868)
Cross-currency swaps	1,317,295	43,762	(57,027)
Foreign exchange forwards	7,039	—	(44)
Total	3,078,815	71,406	(62,939)

	December 31, 2024
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,132,827	10,805	(2,667)
Cross-currency swaps	1,391,715	11,510	(139,038)
Total	2,524,542	22,315	(141,705)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Bank deposits

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
Net effect of changes in allowance for expected credit losses	155	—	—	155
Impairment losses on financial instruments	155	—	—	155
Allowance for expected credit losses as of December 31, 2025	155	—	—	155

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Transfer to lifetime expected credit losses	(176)	(10,151)	10,327	—
Net effect of changes in allowance for expected credit losses	(2,762)	14,536	5,548	17,322
Financial instruments that have been derecognized during the year	(35,330)	(6,640)	—	(41,970)
New financial assets originated or purchased	24,293	15,384	—	39,677
Impairment losses on financial instruments	(13,975)	13,129	15,875	15,029
Recoveries	—	—	621	621
Allowance for expected credit losses as of December 31, 2025	31,660	33,169	28,979	93,808

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(235)	(1,237)	1,472	—
Net effect of changes in allowance for expected credit losses	(1,007)	6,013	2,978	7,984
Financial instruments that have been derecognized during the year	(23,723)	(5,807)	—	(29,530)
New financial assets originated or purchased	35,822	3,337	—	39,159
Impairment losses on financial instruments	10,857	2,306	4,450	17,613
Recoveries	—	—	1,135	1,135
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Loans at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
New financial assets originated or purchased	468	—	—	468
Impairment losses on financial instruments	468	—	—	468
Allowance for expected credit losses as of December 31, 2025	468	—	—	468

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Net effect of changes in reserve for expected credit losses	(284)	(5)	—	(289)
Financial instruments that have been derecognized during the year	(3,369)	(553)	—	(3,922)
New instruments originated or purchased	10,966	—	—	10,966
Impairment losses on financial instruments	7,313	(558)	—	6,755
Allowance for expected credit losses as of December 31, 2025	12,128	2	—	12,130

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(84)	84	—	—
Net effect of changes in reserve for expected credit losses	(154)	312	—	158
Financial instruments that have been derecognized during the year	(2,671)	(1,136)	—	(3,807)
New instruments originated or purchased	3,819	146	—	3,965
Impairment losses on financial instruments	910	(594)	—	316
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Transfer to lifetime expected credit losses	(19)	19	—	—
Net effect of changes in allowance for expected credit losses	(2)	(85)	—	(87)
Financial instruments that have been derecognized during the year	(387)	—	—	(387)
New financial assets originated or purchased	193	—	—	193
Impairment losses on financial instruments	(215)	(66)	—	(281)
Write-offs	—	(47)	—	(47)
Allowance for expected credit losses as of December 31, 2025	918	65	—	983

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Transfer to lifetime expected credit losses	(21)	21	—	—
Net effect of changes in allowance for expected credit losses	(55)	(7)	(331)	(393)
Financial instruments that have been derecognized during the year	(392)	(238)	—	(630)
New financial assets originated or purchased	371	—	—	371
Impairment losses on financial instruments	(97)	(224)	(331)	(652)
Recoveries	—	—	331	331
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
Financial instruments that have been derecognized during the year	(14)	—	—	(14)
New financial assets originated or purchased	7	—	—	7
Impairment losses on financial instruments	(7)	—	—	(7)
Allowance for expected credit losses as of December 31, 2025	16	—	—	16

	Stage 1	Stage 2		Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—		—	1
Net effect of changes in allowance for expected credit losses	1	—	—	—	1
New financial assets originated or purchased	21	—		—	21
Impairment losses on financial instruments	22	—		—	22
Allowance for expected credit losses as of December 31, 2024	23	—		—	23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table provides a summary of impairment losses on financial instruments presented in the consolidated statement of profit or loss:

	December 31,
	2025	2024	2023
Cash and due from banks	155	—	—
Loans at amortized cost	15,029	17,613	25,354
Loans at FVOCI	468	—	—
Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances	6,755	316	1,431
Securities at amortized cost	(281)	(652)	687
Securities at FVOCI	(7)	22	(9)
Total	22,119	17,299	27,463

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	December 31,
Loans at amortized cost:	2025	2024
Credit-impaired loans at beginning of period	12,483	6,898
Classified as credit-impaired during the period	10,327	1,472
Change in allowance for expected credit losses	4,720	2,832
Interest income	828	146
Recoveries	621	1,135
Credit-impaired loans at end of perid	28,979	12,483

	December 31,
Securities at amortized cost:	2025	2024
Change in allowance for expected credit losses	—	(331)
Recoveries	—	331
Credit-impaired for investments at amortized cost at end of period	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans at amortized cost, loan commitments, financial guarantees and securities at amortized is as follows.

Concentration by sector and industry

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized

	December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024
Gross amount	9,158,236	8,461,987	161,597	245,065	1,360,497	1,103,755
Amount committed/guaranteed	—	—	1,840,657	1,414,380	—	—

Concentration by sector
Corporations:
Private	5,158,895	4,410,940	1,357,884	913,266	723,976	613,629
State-owned	1,194,949	974,470	254,122	82,241	45,516	12,039
Financial institutions:
Private	2,427,179	2,567,264	126,824	140,287	335,039	357,891
State-owned	257,479	426,469	263,424	523,651	65,038	28,650
Sovereign	119,734	82,844	—	—	190,928	91,546
Total	9,158,236	8,461,987	2,002,254	1,659,445	1,360,497	1,103,755

Concentration by industry
Financial institutions	2,684,658	2,993,733	390,248	663,938	400,077	403,257
Manufacturing	2,864,918	2,370,275	448,860	555,844	403,603	369,999
Oil and petroleum derived products	1,264,187	963,161	707,990	95,878	98,876	89,047
Agricultural	330,621	454,285	28,950	32,229	—	—
Services	686,726	636,000	251,670	163,396	152,037	114,764
Mining	387,599	271,186	60,914	51,413	20,014	14,866
Sovereign	119,734	82,843	—	—	190,928	54,517
Other	819,793	690,504	113,622	96,747	94,962	57,305
Total	9,158,236	8,461,987	2,002,254	1,659,445	1,360,497	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by sector and industry at FVOCI

	Loans at FVOCI		Securities FVOCI
	December 31,		December 31,
	2025	2024	2025	2024
Gross amount	77,240	—	69,476	99,486

Concentration by sector
Corporations:
Private	52,691	—	—	—
Financial institutions:
Private	19,424	—	—	—
State-owned	5,125	—	69,476	99,486
Total	77,240	—	69,476	99,486

Concentration by industry
Financial institutions	24,549	—	69,476	99,486
Agricultural	15,627	—	—	—
Mining	37,064	—	—	—
Total	77,240	—	69,476	99,486

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by country risk financial instruments at amortized cost

	Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	December 31,		December 31,		December 31,
	2025	2024	2025	2024	2025	2024
Gross amount	9,158,236	8,461,987	161,597	245,065	1,360,497	1,103,755
Amount committed/guaranteed	—	—	1,840,657	1,414,380	—	—

Concentration by country
Argentina	198,905	113,226	169,695	248	—	—
Australia	—	—	—	—	9,936	9,906
Belgium	—	17,859	—	—	15,696	15,181
Bolivia	—	—	—	1,000	—	—
Brazil	1,130,060	1,257,185	135,428	188,125	7,009	24,281
Canada	—	11,718	26,591	26,413	47,743	44,828
Chile	501,107	454,602	67,887	50,976	29,986	37,713
China	14,917	14,995	—	—	—	—
Colombia	1,080,071	920,975	84,837	82,225	14,898	15,143
Costa Rica	461,965	357,112	61,212	55,263	8,141	8,128
Dominican Republic	919,673	855,539	135,214	122,057	—	—
Ecuador	183,502	223,461	206,845	269,369	—	—
El Salvador	100,756	71,716	29,084	20,000	—	—
Finland	—	—	—	—	13,365	—
France	68,555	95,577	72,443	46,573	15,011	14,985
Germany	—	—	15,000	15,000	29,998	29,737
Guatemala	1,537,176	1,011,790	117,786	113,028	—	—
Honduras	108,137	219,527	22,862	1,625	—	—
Ireland	—	—	—	—	14,408	14,407
Italy	23,375	1,747	1,442	—	—	—
Jamaica	57,969	43,503	—	—	—	—
Japan	—	9,446	—	—	60,402	61,834
Korea	—	—	—	—	34,704	14,448
Kuwait	—	—	—	—	20,159
Mexico	1,116,825	1,015,738	205,726	184,208	1,269	27,898
Netherlands	—	—	4,500	25,764	9,933	—
Norway	—	—	—	—	24,577	10,092
Panama	571,207	455,288	35,989	22,243	75,494	71,552
Paraguay	210,047	196,674	250	230	—	—
Peru	173,441	418,460	212,219	356,978	9,971	30,878
Puerto Rico	6,632	20,762	15,000	10,000	—	—
Qatar	—	—	—	—	30,103	—
Arabia Saudi	—	—	—	—	49,919	—
Singapore	131,154	282,311	5,507	6,514	—	—
Trinidad and Tobago	171,001	167,522	43,000	—	—	—
Spain	—	—	—	8	—	—
Sweden	—	—	—	—	14,932	14,832
Suriname	3,627	—	146,401	—	—	—
United States of America	219,563	137,642	39,198	7,114	740,864	618,680
United Kingdom	103,665	74,985	141,696	—	50,315	39,232
United Arab Emirates	—	—	—	—	3,521	—
Uruguay	64,906	12,627	6,442	54,484	—	—
Multilateral	—	—	—	—	28,143	—
Total	9,158,236	8,461,987	2,002,254	1,659,445	1,360,497	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at FVOCI

	Loans at FVOCI		Securities at FVOCI
	December 31,		December 31,
	2025	2024	2025	2024
Gross amount	77,240	—	—	99,486

Concentration by country
El Salvador	24,549	—	—	—
Guatemala	15,627	—	—	—
Dominican Republic	37,064	—	—	—
Multilateral	—	—	69,476	99,486
Total	77,240	—	69,476	99,486

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets

	December 31, 2025
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	69,837	—	69,837	—	(49,266)	20,571
Total	69,837	—	69,837	—	(49,266)	20,571

	December 31, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	22,315	—	22,315	—	(6,410)	15,905
Total	22,315	—	22,315	—	(6,410)	15,905

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities sold under repurchase agreements and derivative financial instruments – liabilities

	December 31, 2025
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(130,509)	—	(130,509)	147,480	—	16,971

Derivative financial instruments used for hedging at FVTPL	(62,506)	—	(62,506)	—	51,353	(11,153)
Total	(193,015)	—	(193,015)	147,480	51,353	5,818

	December 31, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(214,035)	—	(214,035)	239,046	564	25,575

Derivative financial instruments used for hedging at FVTPL	(141,705)	—	(141,705)	—	116,743	(24,962)
Total	(355,740)	—	(355,740)	239,046	117,307	613

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade.

The following table details the Bank's liquidity ratios:

	December 31,
	2025	2024
At the end of the period	159.26%	264.58%
Period/year average	129.49%	181.75%
Maximum of the period	212.53%	335.28%
Minimun of the period	103.63%	107.20%
The following table includes the Bank’s liquid assets by country risk:

	December 31, 2025				December 31, 2024
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United State of America	1,784	—	1,784	—	1,650	—	1,650
Other O.E.C.D countries	3	—	3		41	—	41
Latin America	5	—	5		3	—	3
Multilateral	50	69	119		125	99	224
Total	1,842	69	1,911		1,819	99	1,918
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	December 31,
	2025	2024
(in millions of USD dollars)
Demand and "overnight" deposits	879	694
Demand and "overnight" deposits to total deposits	13.31%	12.82%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	December 31,
	2025	2024
(in millions of USD dollars)
Total liquid assets	1,911	1,918
Total assets to total liabilities	28.94%	35.45%
Total liquid assets in the Federal Reserve of the United States of America	90.74%	53.51%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	December 31,
(in millions of USD dollars)	2025	2024
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,247	5,127
Average term (days)	180	187
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	December 31,
(in millions of USD dollars)	2025	2024
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	5,349	4,438
Average term (days)	1,409	1,388

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,906,085	18,379	—	—	—	1,924,464	1,923,731
Securities	103,225	134,775	203,340	1,079,046	31,792	1,552,178	1,428,990
Loans	2,711,751	1,651,349	2,003,457	3,417,682	331,015	10,115,254	9,141,668
Customers' liabilities under acceptances	102,576	36,206	22,815	—	—	161,597	161,597
Trading derivative financial instruments - assets	—	—	—	—	1,569	1,569	1,569
Hedging derivative financial instruments - assets	7,989	189	3,685	54,654	3,320	69,837	69,837
Total	4,831,626	1,840,898	2,233,297	4,551,382	367,696	13,824,899	12,727,392

Liabilities
Customer deposits	(5,153,930)	(745,511)	(503,687)	(263,845)	—	(6,666,973)	(6,640,290)
Securities sold under repurchase agreements	(7,800)	(68,015)	(58,631)	—	—	(134,446)	(130,509)
Borrowings and debt	(1,093,223)	(550,119)	(447,676)	(2,246,182)	(49,796)	(4,386,996)	(4,030,389)
Lease liabilities	(361)	(363)	(737)	(6,096)	(10,872)	(18,429)	(18,429)
Acceptances outstanding	(102,576)	(36,206)	(22,815)	—	—	(161,597)	(161,597)
Trading derivative financial instruments - liabilities	—	—	—	—	(433)	(433)	(433)
Hedging derivative financial instruments - liabilities	(7,888)	—	(16,755)	(37,459)	(404)	(62,506)	(62,506)
Total	(6,365,778)	(1,400,214)	(1,050,301)	(2,553,582)	(61,505)	(11,431,380)	(11,044,153)

Subtotal net position	(1,534,152)	440,684	1,182,996	1,997,800	306,191	2,393,519	1,683,239

Off-balance sheet contingencies
Confirmed letters of credit	141,926	74,009	24,185	—	—	240,120
Stand-by letters of credit and guarantees	301,972	169,182	255,763	109,517	—	836,434
Loans and letter of credit commitments	59,206	139,204	134,631	397,491	33,571	764,103
Total	503,104	382,395	414,579	507,008	33,571	1,840,657
Total net position	(2,037,256)	58,289	768,417	1,490,792	272,620	552,862

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,944,338	5,286	15,710	—	—	1,965,334	1,965,145
Securities	84,980	66,341	109,616	1,036,660	44,522	1,342,119	1,201,930
Loans	2,759,031	2,018,051	1,557,065	2,583,263	247,238	9,164,648	8,383,829
Customers' liabilities under acceptances	153,091	53,466	38,508	—	—	245,065	245,065
Hedging derivative financial instruments - assets	1,218	9,484	951	10,592	70	22,315	22,315
Total	4,942,658	2,152,628	1,721,850	3,630,515	291,830	12,739,481	11,818,284

Liabilities
Customer deposits	(4,413,516)	(597,055)	(354,883)	(93,369)	—	(5,458,823)	(5,461,901)
Securities sold under repurchase agreements	(101,528)	—	(23,268)	(89,355)	—	(214,151)	(214,035)
Borrowings and debt	(1,138,907)	(688,359)	(675,517)	(2,274,040)	(47,425)	(4,824,248)	(4,388,720)
Lease liabilities	(244)	(276)	(684)	(5,592)	(12,437)	(19,233)	(19,232)
Acceptances outstanding	(153,091)	(53,466)	(38,508)	—	—	(245,065)	(245,065)
Hedging derivative financial instruments - liabilities	(9,379)	(70)	(1,192)	(129,609)	(1,455)	(141,705)	(141,705)
Total	(5,816,665)	(1,339,226)	(1,094,052)	(2,591,965)	(61,317)	(10,903,225)	(10,470,658)

Subtotal net position	(874,007)	813,402	627,798	1,038,550	230,513	1,836,256	1,347,626

Off-balance sheet contingencies
Confirmed letters of credit	358,624	141,422	36,304	—	—	536,350
Stand-by letters of credit and guarantees	141,843	133,149	178,798	66,495	—	520,285
Loans and letter of credit commitments	60,341	39,900	40,350	208,868	8,286	357,745
Total	560,808	314,471	255,452	275,363	8,286	1,414,380
Total net position	(1,434,815)	498,931	372,346	763,187	222,227	421,876

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	December 31, 2025		December 31, 2024
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,734,178	1,734,178	1,020,858	1,020,858
Cash and balances with other bank (1)	108,031	108,031	799,073	799,073
Total Liquidity reserves	1,842,209	1,842,209	1,819,931	1,819,931
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	December 31, 2025		December 31, 2024
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	80,953	1,842,209	143,907	1,819,931
Notional of investment securities	510,029	929,898	558,981	665,715
Loans at amortized cost - outstanding principal balance	—	9,104,725	—	8,375,172
Total	590,982	11,876,832	702,888	10,860,818
The total financial assets recognized in the consolidated statement of financial position that had been pledged as collateral for liabilities as of December 31, 2025 and 2024 are show in the table above.
The Bank manages market risk by considering the consolidated financial situation of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	December 31, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,890,450	18,000	—	—	—	14,712	1,923,162
Securities - principal	268,495	132,025	195,048	797,495	21,571	—	1,414,634
Loans - principal balance	5,441,055	2,170,978	1,263,048	301,109	5,111	—	9,181,301
Total	7,600,000	2,321,003	1,458,096	1,098,604	26,682	14,712	12,519,097

Liabilities
Demand deposits and time deposits	(5,136,030)	(792,898)	(426,691)	(244,735)	—	(3,862)	(6,604,216)
Securities sold under repurchase agreements	(129,698)	—	—	—	—	—	(129,698)
Borrowings and debt	(2,794,546)	(674,844)	(106,834)	(416,874)	—	—	(3,993,098)
Total	(8,060,274)	(1,467,742)	(533,525)	(661,609)	—	(3,862)	(10,727,012)

Net effect of derivative financial instruments held
for interest risk management	5,138	371	(1,041)	4,043	—	—	8,511
Total interest rate sensitivity	(455,136)	853,632	923,530	441,038	26,682	10,850	1,800,596

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,940,840	5,000	15,000	—	—	2,998	1,963,838
Securities - principal	83,294	64,955	104,954	907,612	28,510	—	1,189,325
Loans - principal balance	5,053,040	2,025,688	1,039,106	248,045	9,293	—	8,375,172
Total	7,077,174	2,095,643	1,159,060	1,155,657	37,803	2,998	11,528,335

Liabilities
Demand deposits and time deposits	(4,404,015)	(645,546)	(336,377)	(24,130)	—	(2,656)	(5,412,724)
Securities sold under repurchase agreements	(133,898)	—	(58,636)	(20,397)	—	—	(212,931)
Borrowings and debt	(2,932,280)	(801,575)	(460,355)	(158,106)	—	—	(4,352,316)
Total	(7,470,193)	(1,447,121)	(855,368)	(202,633)	—	(2,656)	(9,977,971)

Net effect of derivative financial instruments held
for interest risk management	(8,159)	9,414	(242)	(119,018)	(1,385)	—	(119,390)
Total interest rate sensitivity	(401,178)	657,936	303,450	834,006	36,418	342	1,430,974

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)
C.Market risk (continued)

Interest rate risk management is complemented by monitoring the sensitivity of the Bank´s financial assets and liabilities, considering several standard interest rate scenarios. The standard scenarios considered monthly include a parallel decline or increase of 50bps, 100bps, and 200 bps across all yield curves, which are evaluated based on market behavior.

The Bank performs a sensitivity analysis of the most likely increase or decrease in market interest rates at the reporting date, assuming non-asymmetric movements in the yield curves and a constant financial situation to assess the effect on profit or loss.

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
December 31, 2025	+50 bps	1,592	5,215	(9,823)
	-50 bps	(1,773)	(5,320)	9,911

December 31, 2024	+50 bps	343	9,586	(14,709)
	-50 bps	(668)	(9,770)	14,714

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships.

	December 31, 2025
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.49	1.17	156.74	3,773.58	18.01
Assets
Cash and due from banks	60	1,847	8	50	2,309	80	4,354
Loans	—	27,472	—	—	415,704	25,175	468,351
Total	60	29,319	8	50	418,013	25,255	472,705

Liabilities

Borrowings and debt	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)
Total	—	(28,910)	—	—	(417,953)	(25,175)	(472,038)

Net currency position	60	409	8	50	60	80	667

	December 31, 2024
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	6.17	1.04	157.00	4,405.29	20.89
Assets
Cash and due from banks	110	242	1	34	1,210	19	1,616
Loans	—	25,886	—	—	310,630	—	336,516
Total	110	26,128	1	34	311,840	19	338,132

Liabilities
Borrowings and debt	—	(25,748)	—	—	(311,562)	—	(337,310)
Total	—	(25,748)	—	—	(311,562)	—	(337,310)

Net currency position	110	380	1	34	278	19	822
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Loans at FVOCI	—	77,240	—	77,240
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	69,476	—	69,476
Total securities and other financial assets	—	146,716	—	146,716

Derivative financial instruments - assets:
For trading
Interest rate swaps	—	1,569	—	1,569
For hedging
Interest rate swaps	—	26,075	—	26,075
Cross-currency swaps	—	43,762	—	43,762
Total derivative financial instrument assets	—	71,406	—	71,406
Total assets at fair value	—	218,122	—	218,122

Liabilities
Derivative financial instruments - liabilities:
For trading
Interest rate swaps	—	(433)	—	(433)
For hedging
Interest rate swaps	—	(5,435)	—	(5,435)
Cross-currency swaps	—	(57,027)	—	(57,027)
Foreign exchange forwards	—	(44)	—	(44)
Total derivative financial instruments - liabilities	—	(62,939)	—	(62,939)
Total liabilities at fair value	—	(62,939)	—	(62,939)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

A.Recurring fair value measurements (continued)

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	99,486	—	99,486
Total securities and other financial assets	—	99,486	—	99,486

Derivative financial instruments - assets:
For hedging
Interest rate swaps	—	10,805	—	10,805
Cross-currency swaps	—	11,510	—	11,510
Total derivative financial instrument assets	—	22,315	—	22,315
Total assets at fair value	—	121,801	—	121,801

Liabilities
Derivative financial instruments - liabilities:
For hedging
Interest rate swaps	—	2,667	—	2,667
Cross-currency swaps	—	139,038	—	139,038
Total derivative financial instruments - liabilities	—	141,705	—	141,705
Total liabilities at fair value	—	141,705	—	141,705

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	December 31, 2025
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,923,731	1,923,731	—	1,923,731	—
Securities at amortized cost (1)	1,359,514	1,375,788	—	1,375,788	—
Loans at amortized cost (2)	9,064,428	9,319,038	—	9,319,038	—
Customers' liabilities under acceptances	161,597	161,597	—	161,597	—

Liabilities
Deposits	6,640,290	6,640,290	—	6,640,290	—
Securities sold under repurchase agreements	130,509	130,509	—	130,509	—
Borrowings and debt, net	4,030,389	4,071,789	—	4,071,789	—
Acceptances outstanding	161,597	161,597	—	161,597	—

	December 31, 2024
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,965,145	1,965,145	—	1,965,145	—
Securities at amortized cost (1)	1,102,444	1,102,386	—	1,102,386	—
Loans at amortized cost (2)	8,383,829	8,573,655	—	8,573,655	—
Customers' liabilities under acceptances	245,065	245,065	—	245,065	—

Liabilities
Deposits	5,461,901	5,461,901	—	5,461,901	—
Securities sold under repurchase agreements	214,035	214,035	—	214,035	—
Borrowings and debt, net	4,388,720	4,421,770	—	4,421,770	—
Acceptances outstanding	245,065	245,065	—	245,065	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $14.8 million and the allowance for expected credit losses of $1.0 millions as of December 31, 2025 (accrued interest receivable of $13.2 millions and the allowance for expected credit losses of $1.3 millions as of December 31, 2024).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $87.8 million , the allowance for expected credit losses of $93.8 millions and unearned interest and deferred fees of $34 millions as of December 31, 2025 (accrued interest receivable of $117.9 millions, the allowance for expected credit losses of $78.2 millions and unearned interest and deferred fees of $31.1 millions as of December 31, 2024).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	December 31,
	2025	2024
Demand deposits (1)	1,767,208	1,694,931
Time deposits under three months	75,000	125,000
Total cash and cash equivalent	1,842,208	1,819,931

Time deposits with original maturity over 90 days and other restricted deposits (2)	80,954	143,907
Total cash and due from bank	1,923,162	1,963,838

Interest receivable deposits	724	1,307
Total cash and due from banks and interest	1,923,886	1,965,145
Less: Allowance for credit losses	(155)	—
Total cash and due from banks, net	1,923,731	1,965,145

The following table presents the pledged and restricted deposits classified by country risk:

	December 31,
	2025	2024
Country:
Chile(2)	28,000	20,000
Germany	12,114	29,263
Japan	15,860	18,120
Panama	1,600	1,600
Spain	—	10,300
United Kingdom	—	254
United States of America(2)	23,380	64,370
Total	80,954	143,907

(1) Demand deposits includes $1,734 million (December 31, 2024: $1,021 million) at Federal Reserve of United States of America.
(2) As a December 31, 2025 restricted deposit of $28 million are included (2024: $25 million), with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

The following table shows cash and deposits in local and foreign banks, based on the ratings assigned by the rating agencies:

	December 31,
	2025	2024
Credit rating:
Aaa-Aa3	1,739,387	1,418,861
A1-A3	94,735	414,903
Baa1-Baa3	77,952	129,362
Ba1-Ba3	200	110
B1-B3	—	5
Caa1-Caa3	75	—
No rating	10,813	597
	1,923,162	1,963,838

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investment securities

Securities are presented as follows:

December 31, 2025	Amortized cost	FVOCI (1)	Total
Principal	1,345,742	68,892	1,414,634
Interest receivable	14,755	584	15,339
Gross amount	1,360,497	69,476	1,429,973
Allowance (1)	(983)	—	(983)
Total	1,359,514	69,476	1,428,990

December 31, 2024	Amortized cost	FVOCI (1)	Total
Principal	1,090,577	98,748	1,189,325
Interest receivable	13,178	738	13,916
Gross amount	1,103,755	99,486	1,203,241
Allowance (1)	(1,311)	—	(1,311)
Total	1,102,444	99,486	1,201,930

(1)As of December 31, 2025 and 2024, the loss allowance for losses for securities at FVOCI for $16 thousand and $23 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.

Securities by contractual maturity are shown in the following table:

December 31, 2025	Amortized cost	FVOCI	Total
Due within 1 year	372,910	55,540	428,450
After 1 to 5 years	951,261	13,352	964,613
After 5 to 10 years	21,571	—	21,571
Balance - principal	1,345,742	68,892	1,414,634

December 31, 2024	Amortized cost	FVOCI	Total
Due within 1 year	223,174	30,029	253,203
After 1 to 5 years	838,893	68,719	907,612
After 5 to 10 years	28,510	—	28,510
Balance - principal	1,090,577	98,748	1,189,325

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	December 31,
	2025	2024
Securities pledged to secure repurchase transactions	147,480	239,046

Securities sold under repurchase agreements	(130,509)	(212,931)
As of December 31, 2025, sales were made for $19.9 millions of investments with a significant increase in their credit risk. These sales resulted in write-off against reserves of $47 thousands and losses on sale of $541 thousands attributable to market risk. During the period 2024, no sales of instrument classified at amortized cost were made.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

December 31, 2025	Amortized cost	FVOCI (1)	Total
Loans - principal balance	9,104,725	76,576	9,181,301
Interest receivable	87,837	982	88,819
Unearned interest and deferred fees	(34,326)	(318)	(34,644)
Gross balance	9,158,236	77,240	9,235,476
Loss allowances	(93,808)	—	(93,808)
Loans, net	9,064,428	77,240	9,141,668

December 31, 2024	Amortized cost	FVOCI (1)	Total
Loans - principal balance	8,375,172	—	8,375,172
Interest receivable	117,931	—	117,931
Unearned interest and deferred fees	(31,116)	—	(31,116)
Gross balance	8,461,987	—	8,461,987
Loss allowances	(78,158)	—	(78,158)
Loans, net	8,383,829	—	8,383,829
(1)As of December 31, 2025, the loss allowance for losses for loans at FVOCI for $468 thousand are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
As of December 31, 2025, the Bank sold loans measured at FVTPL for $142 million, realizing a gain of $1.8 million; $50 million measured at FVOCI, realizing a gain of $765 thousand; and $15 million measured at amortized cost with a gain of $105 thousand, all recognized under the line item Gain (loss) on financial instruments, net.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	December 31,
	2025	2024
Fixed interest rate	5,065,160	4,932,569
Floating interest rates	4,170,316	3,529,418
Total	9,235,476	8,461,987
As of December 31, 2025, 70% (2024:75%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 3.70% to 16.28% (2024: 4.63% to16.28%).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	December 31,
	2025	2024
Documentary letters of credit	240,120	536,350
Stand-by letters of credit and guarantees - commercial risk	836,434	520,285
Commitments loans	720,435	348,223
Commitments letter of credit	43,668	9,522
Total	1,840,657	1,414,380

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	December 31,
	2025	2024
Up to 1 year	1,331,002	1,160,323
From 1 to 2 years	213,223	145,127
Over 2 to 5 years	262,861	100,643
More than 5 years	33,571	8,287
Total	1,840,657	1,414,380

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.Gain on financial instruments, net

The amounts that were recognized in the consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Realized gain (loss) on sale of financial instruments
Loans
At amortized cost	—	—	105	—
At fair value through profit and loss	277	189	1,777	251
At fair value through other comprehensive income	127	—	765	69
Investment Securities
At amortized cost	—	—	(541)	—
At fair value through profit and loss	383	310	(220)	63
At fair value through other comprehensive income	1,828	—	2,392	—
Customer derivatives
Realized gain on intermediary derivatives	3	—	3	—
Other financial instruments
(Loss) gain on derivative financial instruments and foreign currency exchange, net	126	(696)	2,393	(454)
Total realized gain (loss) on financial instruments	2,744	(197)	6,674	(71)

Unrealized gain (loss) on financial instruments
Intermediary derivatives	462	—	1,134	—
Other trading financial instruments	(2)	(423)	423	(411)
Total unrealized gain (loss) on financial instruments	460	(423)	1,557	(411)

Total gain (loss) on financial instruments, net	3,204	(620)	8,231	(482)
During the year ended December 31, 2025, the Bank executed specific sales of investments and loans classified at amortized cost as a result of a significant deterioration in the credit risk profile of such instruments, which no longer met the eligibility criteria established in the Bank’s investment and risk management policies.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

A.Trading derivative financial instruments

The following table details quantitative information on the notional amount and carrying amount of trading derivative instruments:

	December 31, 2025
	Notional amount	Carrying amount of trading derivative
		Asset	Liability

Interest Rate Swap	536,716	1,569	(433)
	536,716	1,569	(433)

	December 31, 2025
	Interest rate swap	Total
Over 2 to 5 years	286,716	286,716
More than 5 years	250,000	250,000
Total	536,716	536,716
As of December 31, 2024, the entity did not hold any trading derivative instruments.

B.Hedging derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	December 31, 2025
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,217,765	26,075	(5,435)
Interest rate and foreign exchange risk
Fair value hedges	204,032	13,012	(9,730)
Cash flow hedges	1,113,263	30,750	(47,297)
Foreign exchange risk
Cash flow hedges	7,039	—	(44)
	2,542,099	69,837	(62,506)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,132,827	10,805	(2,667)
Interest rate and foreign exchange risk
Fair value hedges	186,288	—	(13,196)
Cash flow hedges	1,205,427	11,510	(125,842)
	2,524,542	22,315	(141,705)
(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)At December 31, 2025 the notional amounts of derivative financial instruments include $1,234.5 million (2024: $639.6 million) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $1,217.4 million (2024: $307.8 million at).

Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2025
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(644)	(636)	(29)
Securities at amortized cost	164,600	—	(4,383)	(2,932)	655
Customer deposits	60,000	270	—	384	(7)
Repurchase agreements	60,485	147	(395)	9	(65)
Borrowings and debt	907,680	25,658	(13)	14,279	263
Interest rate and foreign exchange risk
Loans	11,938	—	(742)	(648)	74
Borrowings and debt	192,094	13,012	(8,988)	16,553	(431)
Total	1,421,797	39,087	(15,165)	27,009	460

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Customer deposits	131,000	1,235	(164)	(127)	(142)
Repurchase agreements	68,985	210	(592)	71	14
Borrowings and debt	932,842	9,360	(1,911)	(5,911)	(516)
Interest rate and foreign exchange risk
Borrowings and debt	186,288	—	(13,196)	(28,571)	1,074
Total	1,319,115	10,805	(15,863)	(34,538)	430

(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	25,938	—	Loans, net	607	607
Securities at amortized cost	169,643	—	Securities, net	3,587	3,587
Customer deposits	—	(60,477)	Demand deposits	(273)	(391)
Repurchase agreements	—	(61,027)	Securities sold under repurchase agreements	(168)	(74)
Borrowings and debt	—	(301,065)	Borrowings and debt, net	(10,171)	(14,016)
Interest rate and foreign exchange risk
Loans	12,117	—	Loans, net	722	722
Borrowings and debt	—	(196,801)	Borrowings and debt, net	(2,669)	(16,984)
Total	207,698	(619,370)		(8,365)	(26,549)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Customer deposits	—	(132,667)	Demand deposits	(26)	(15)
Repurchase agreements	—	(69,443)	Securities sold under repurchase agreements	(57)	(57)
Borrowings and debt	—	(319,174)	Borrowings and debt, net	3,860	5,395
Interest rate and foreign exchange risk
Borrowings and debt	—	(173,469)	Borrowings and debt, net	14,316	29,645
Total	—	(694,753)		18,093	34,968

(1)Included in the consolidated statement of profit or loss under the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	December 31, 2025
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	374,769	19,882	394,651
From 1 to 2 years	298,293	122,176	420,469
Over 2 to 5 years	515,435	51,849	567,284
More than 5 years	29,268	10,125	39,393
Total	1,217,765	204,032	1,421,797

	December 31, 2024
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	115,263	—	115,263
From 1 to 2 years	383,268	19,882	403,150
Over 2 to 5 years	605,028	156,281	761,309
More than 5 years	29,268	10,125	39,393
Total	1,132,827	186,288	1,319,115

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended December 31, 2025			Twelve months ended December 31, 2025
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	17	—	17	(29)	—	(29)
Securities at amortized cost	153	—	153	655	—	655
Customer deposits	(3)	—	(3)	(7)	—	(7)
Repurchase agreements	(3)	—	(3)	(65)	(28)	(93)
Borrowings and debt	(138)	—	(138)	263	144	407
Interest rate and foreign exchange risk
Loans	(18)	—	(18)	74	—	74
Borrowings and debt	(1)	—	(1)	(431)	—	(431)
Total	7	—	7	460	116	576

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	—	(4)	(4)	—	4	4
Securities at amortized cost	—	58	58	—	(58)	(58)
Customer deposits	16	25	41	(142)	(10)	(152)
Repurchase agreements	91	—	91	14	—	14
Borrowings and debt	346	(8)	338	(516)	6	(510)
Interest rate and foreign exchange risk
Loans	—	1	1	—	(1)	(1)
Borrowings and debt	(555)	(148)	(703)	1,074	127	1,201
Total	(102)	(76)	(178)	430	68	498

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2025
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	20,658	—	(1,697)	(1,810)	(1,810)	—	(44)
Borrowings and debt	1,092,605	30,750	(45,600)	100,248	100,802	554	(466)
Foreign exchange risk
Loans	7,039	—	(44)	(44)	(44)	—	(278)
Customer deposits	—	—	—	—	—	—	3
Borrowings and debt	—	—	—	—	—	—	22
Total	1,120,302	30,750	(47,341)	98,394	98,948	554	(763)

	December 31, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	19,509	1,372	—	1,256	1,258	2	24
Borrowings and debt	1,185,918	10,138	(125,842)	(163,797)	(164,418)	(621)	99
Total	1,205,427	11,510	(125,842)	(162,541)	(163,160)	(619)	123

(1) Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Gain (loss) on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	December 31, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	21,191	—	Loans, net	1,810	61
Borrowings and debt	—	(1,101,787)	Borrowings and debt, net	(100,248)	(1,332)
Foreign exchange risk
Loans	7,077	—	Loans, net	44	(29)
Total	28,268	(1,101,787)		(98,394)	(1,300)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	19,964	—	Loans, net	(1,256)	37
Borrowings and debt	—	(1,087,247)	Borrowings and debt, net	163,797	(895)
Total	19,964	(1,087,247)		162,541	(858)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	December 31, 2025
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	7,039	324,098	331,137
From 1 to 2 years	—	116,762	116,762
Over 2 to 5 years	—	643,135	643,135
More than 5 years	—	29,268	29,268
Total	7,039	1,113,263	1,120,302

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	—	454,581	454,581
From 1 to 2 years	—	303,441	303,441
Over 2 to 5 years	—	418,137	418,137
More than 5 years	—	29,268	29,268
Total	—	1,205,427	1,205,427

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended December 31, 2025			Twelve months ended December 31, 2025
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	—	—	—	—	(44)	(44)
Borrowings and debt	(142)	—	(142)	554	(466)	88
Foreign exchange risk
Loans	—	8	8	—	(278)	(278)
Customer deposits	—	—	—	—	3	3
Borrowings and debt	—	23	23	—	22	22
Total	(142)	31	(111)	554	(763)	(209)

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	—	(24)	(24)	2	24	26
Borrowings and debt	(64)	(106)	(170)	(621)	99	(522)
Total	(64)	(130)	(194)	(619)	123	(496)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.Other assets

Following is a summary of other assets:

	December 31,
	2025	2024
Accounts receivable	5,480	2,996
Prepaid expenses	1,173	3,342
Prepaid fees and commissions	567	468
IT projects under development	9,755	5,113
Improvement project under development	1,710	709
Severance fund	2,934	2,508
Other	6,965	1,914
Total	28,584	17,050

12. Customer deposits

Following is a summary of customer deposits:

	December 31,
	2025	2024
Demand deposits	698,570	440,029
Time deposits	5,905,646	4,972,695
	6,604,216	5,412,724
Interest payable	36,074	49,177
Total	6,640,290	5,461,901

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	December 31,		December 31,
	2025	2024	2025	2024
Demand	698,570	440,029	698,570	440,029
Up to 1 month	3,110,156	2,797,904	2,033,327	1,793,178
From 1 to 3 months	1,331,165	1,162,833	1,291,076	999,506
From 3 to 6 months	732,639	585,542	1,420,130	1,092,876
From 6 month to 1 year	487,901	342,460	824,770	901,145
From 1 to 2 years	217,045	73,642	303,104	158,621
From 2 to 5 years	26,740	10,314	33,239	27,369
Total	6,604,216	5,412,724	6,604,216	5,412,724
The following table presents additional information regarding the Bank’s deposits:

	December 31,
	2025	2024
Aggregate amount of $100,000 or more	6,603,585	5,411,881
Aggregate amount of deposits in the New York Agency	1,891,001	1,581,865

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Customer deposits (continued)

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Interest expense on deposits made in the New York Agency	18,899	22,273	75,285	88,668

13.Securities sold under repurchase agreements
The following table details the financing under repurchase agreement:

	December 31,
	2025	2024
Financing transactions under repurchase agreements	129,698	212,931
Interest payable	811	1,104
Total financing under repurchase agreement	130,509	214,035

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Interest expense on financing contracts under repurchase agreement	1,472	2,332	8,485	11,675

Financing contracts under repurchase agreements generate interest range from 4.20% to 5.36% (December 31, 2024: 4.49% to 5.36% ) with several maturities up to October 16, 2026.
As indicated in Note 6, as of December 31, 2025, the repurchase agreements were secured by investments classified as amortized cost by the amount of $147 millions (2024: $239 millions).
14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2025, the Bank was in compliance with all those covenants.

Carrying amount of borrowings and debt is detailed as follows:

	December 31, 2025
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,508,959	1,750	757,775	1,732,286	4,000,770
Transaction costs	(48)	(2)	(2,952)	(4,670)	(7,672)
Interest payable	9,095	5	7,787	20,404	37,291
	1,518,006	1,753	762,610	1,748,020	4,030,389

	December 31, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,652,536	835	877,842	1,830,751	4,361,964
Transaction costs	—	(1)	(3,764)	(5,883)	(9,648)
Interest payable	9,677	7	5,337	21,383	36,404
	1,662,213	841	879,415	1,846,251	4,388,720

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	December 31,
	2025	2024
Short-term borrowings:
At fixed interest rates	1,508,959	1,353,048
At floating interest rates	—	299,488
Principal	1,508,959	1,652,536
Less: Transaction costs	(48)	—
Interest payable	9,095	9,677
Total short-term borrowings, net	1,518,006	1,662,213

Short-term debt:
At fixed interest rates	1,750	835
At floating interest rates	—	—
Principal	1,750	835
Less: Transaction costs	(2)	(1)
Interest payable	5	7
Total short-term debt, net	1,753	841

Total short-term borrowings and debt	1,519,759	1,663,054

Range of fixed interest rates on borrowings and debt in U.S. dollars	3.75% to 4.77%	4.50% to 5.87%
Range of floating interest rates on borrowings in U.S. dollars	—	5.13% to 5.24%
Range of fixed interest rates on borrowings in Mexican pesos	7.68% to 7.72%	11.15%
Range of floating interest rates on borrowings and debt in Mexican pesos	—	10.69% to 10.74%
Range of fixed interest rates on borrowings and debt in Euros	2.52% to 2.63%	3.39% to 3.87%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2025	2024
US dollar	1,455,149	1,404,690
Mexican peso	26,650	172,368
Euros	28,910	76,313
Total	1,510,709	1,653,371

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	December 31,
	2025	2024
Long-term borrowings:
At fixed interest rates	64,244	60,308
At floating interest rates	693,531	817,534
Principal	757,775	877,842
Less: Transaction costs	(2,952)	(3,764)
Interest payable	7,787	5,337
Total long-term borrowings, net	762,610	879,415

Long-term debt:
At fixed interest rates	737,148	1,293,378
At floating interest rates	995,138	537,373
Principal	1,732,286	1,830,751
Less: Prepaid commissions	(4,670)	(5,883)
	20,404	21,383
Total long-term debt, net	1,748,020	1,846,251

Total long-term borrowings and debt, net	2,510,630	2,725,666

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.75% to 6.15%	2.38% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	4.80% to 5.66%	5.44% to 6.31%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	7.66% to 8.61%	10.62% to 11.52%
Range of floating interest rates on borrowings and debt in Costa Rican colones	6.28%	—
Range of fixed interest rates on debt in Japanese yens	0.95% to 1.90%	0.77% to 1.54%
Range of fixed interest rates on debt in Euros	0.9% to 3.16%	0.90%
Range of fixed interest rates on debt in Australian dollars	6.81%	6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Peruvian sol	7.00%	7.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	December 31,
	2025	2024
US dollar	786,949	1,355,773
Mexican peso	1,480,905	1,170,304
Japanese yen	125,167	112,671
Euro	29,326	31,063
Peruvian soles	27,961	25,020
Australian dollar	9,599	9,133
Sterling pound	4,979	4,629
Costa Rican colones	25,175	—
Carrying amount - principal	2,490,061	2,708,593
Future payments of long-term borrowings and debt outstanding as of December 31, 2025, are as follows:

Year	Outstanding
2026	414,945
2027	890,133
2028	832,376
2029	290,696
2030	19,000
2031	33,312
2034	9,599
Carrying amount - principal	2,490,061

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated statement of cash flows:

	2025	2024	2023
Balance as of January 1,	4,388,720	4,396,969	4,458,912
Monetary transactions:
Net decrease in short-term borrowings and debt	(149,687)	(58,529)	(500,650)
Proceeds from long-term borrowings and debt	587,857	1,191,695	496,342
Decrease of long-term borrowings and debt	(1,006,585)	(826,432)	(221,306)
Non-monetary transactions:
Change in foreign currency rates	200,808	(307,035)	159,407
Fair value adjustment due to hedge accounting relationship	9,486	(3,369)	2,126
Other adjustments	1,587	448	1,525
Liability-related
Interest expense	235,316	197,831	152,081
Interest payable	(237,113)	(202,858)	(151,468)
Balance as of December 31,	4,030,389	4,388,720	4,396,969

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	December 31,
	2025	2024
Up to 1 year	2,126	1,931
From 1 to 5 years	8,134	8,213
After 5 to 10 years	12,179	13,827
Total undiscounted lease liabilities	22,439	23,971

Short-term	1,461	1,217
Long-term	16,968	18,015
Total lease liabilities included in the condensed consolidated statement of financial position	18,429	19,232
Amounts recognized in the condensed consolidated statement of cash flows:

	December 31,
	2025	2024
Payments of lease liabilities	1,195	854
Amounts recognized in condensed consolidated statement of profit or loss:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Interest on lease liabilities	(175)	(184)	(714)	(620)

16. Other liabilities

Following is a summary of other liabilities:

	December 31,
	2025	2024
Accruals and other accumulated expenses	26,901	31,806
Accounts payable	8,751	6,236
Unearned commissions	15,628	7,305
Others	83	84
Total	51,363	45,431

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Other equity instruments

During the period, the Bank issued perpetual non-cumulative subordinated instruments, which qualify as Additional Tier 1 capital instruments (“AT1”), as described below.

	December 31,
	2025	2024
Perpetual Non-Cumulative Fixed to Fixed Subordinates Notes to 7.5% annual, net of issuance costs of $2 million	197,976	—

The principal terms and conditions of the AT1 instruments (the “Notes”) are described below:
a.The Notes constitute unsecured and subordinated obligations of the Bank, ranking junior to all senior debt and other preferred liabilities of the Bank, including any other existing or future subordinated debt. In a liquidation or resolution scenario, holders of the Notes will absorb losses prior to senior creditors and depositors.
b.The Notes are perpetual instruments, with no contractual maturity date and no contractual obligation to repay principal, except in the regulatory circumstances expressly provided for in the issuance documentation and solely at the option of the Bank. Holders of the Notes have no automatic right to demand early repayment of principal.
c.The Bank may redeem the Notes, in whole or in part, subject to the satisfaction of the minimum contractual periods and prior regulatory approval.
d.The Notes bear a fixed interest rate until the first reset date, scheduled for September 18, 2032. Thereafter, the interest rate will be reset every five years, based on a United States Treasury reference rate plus a fixed contractual margin. Interest payments, if declared, will be made semi-annually on March 18 and September 18 of each year, at the sole discretion of the Bank.
e.Interest on the Notes is non-cumulative and may be paid, in whole or in part, at the discretion of the Bank or subject to regulatory restrictions. Any interest not paid shall not accumulate nor give rise to any future payment entitlement. The non-payment of interest does not constitute a breach or an event of default.
f.Upon the occurrence of certain regulatory or resolution events, the Notes are subject to loss-absorption mechanisms, which may result in the reduction or write-off of principal and/or interest, in accordance with the contractual terms and applicable prudential regulations.

On August 29, 2025, the Superintendence of Banks of Panama authorized the issuance of the Notes as Additional Tier 1 capital, in accordance with the provisions of Banking Rule No. 1-2015.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
(Thousands of U.S. dollars)
Profit for the period/year	55,998	51,490	226,882	205,873

(U.S. dollars)
Basic earnings per share	1.50	1.40	6.11	5.60

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	37,231	36,790	37,152	36,740

19.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Structured services	3,422	3,725	17,706	10,220
Letters of credit and guarantees	8,447	6,940	31,847	26,542
Credit commitments	3,411	1,585	11,568	7,710
Other commissions	47	55	812	1,011
Total fee and commission income	15,327	12,305	61,933	45,483
Fees and commission expense	(861)	(399)	(2,920)	(1,082)
Total	14,466	11,906	59,013	44,401
The following table present information the unearned commission that is expected to be recognized on the existing contracts:

December 31, 2025
Up to 1 year	9,386
From 1 to 2 years	1,359
More than 2 years	1,691
Total	12,436

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended December 31, 2025			Twelve months ended December 31, 2025
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	157,486	33,447	190,933	632,020	136,444	768,464
Interest expense	(139)	(120,034)	(120,173)	(571)	(496,711)	(497,282)
Inter-segment net interest income	(93,574)	93,574	—	(388,997)	388,997	—
Net interest income	63,773	6,987	70,760	242,452	28,730	271,182
Other income (expense), net	15,093	2,949	18,042	62,767	5,621	68,388
Total income	78,866	9,936	88,802	305,219	34,351	339,570

Provision for credit losses	(5,499)	97	(5,402)	(22,251)	132	(22,119)
Operating expenses	(21,399)	(6,003)	(27,402)	(71,377)	(19,192)	(90,569)
Segment profit	51,968	4,030	55,998	211,591	15,291	226,882

Segment assets				9,327,239	3,430,570	12,757,809
Segment liabilities				188,470	10,867,813	11,056,283

	Three months ended December 31, 2024			Twelve months ended December 31, 2024
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	163,329	34,076	197,405	641,677	143,355	785,032
Interest expense	(147)	(130,321)	(130,468)	(496)	(525,325)	(525,821)
Inter-segment net interest income	(103,767)	103,767	—	(410,222)	410,222	—
Net interest income	59,415	7,522	66,937	230,959	28,252	259,211
Other income (expense), net	12,167	(679)	11,488	45,436	(1,011)	44,425
Total income	71,582	6,843	78,425	276,395	27,241	303,636

Provision for credit losses	(4,250)	212	(4,038)	(17,930)	631	(17,299)
Operating expenses	(17,809)	(5,088)	(22,897)	(63,983)	(16,481)	(80,464)
Segment profit	49,523	1,967	51,490	194,482	11,391	205,873

Segment assets				8,649,283	3,192,339	11,841,622
Segment liabilities				265,826	10,210,207	10,476,033

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Profit for the period	55,998	51,490	226,882	205,873

Assets:
Assets from reportable segments			12,757,809	11,841,622
Other assets - unallocated			28,584	17,051
Total			12,786,393	11,858,673

Liabilities:
Liabilities from reportable segments			11,056,283	10,476,033
Other liabilities - unallocated			51,363	45,431
Total			11,107,646	10,521,464

21.Related party transactions

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended December 31,		Twelve months ended December 31,
	2025	2024	2025	2024
Expenses:
Compensation costs to directors	1,051	950	2,854	2,391
Compensation costs to executives	1,260	2,115	13,801	11,461
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.

22.Litigation

As of December 31, 2025, the Bank is involved in a legal proceeding in which a payment of approximately $ 3.5 million is being claimed. Such proceeding is ongoing and had not been resolved as of the date of these consolidated financial statements. Based on management’s assessment and the opinion of external legal counsel, it is not considered probable that the resolution of this proceeding will result in an outflow of economic resources for the Bank. Accordingly, no provision has been recognized in the consolidated financial statements in respect of this matter.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23. Applicable laws and regulations
Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the SBP has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.
As of December 31, 2025, and 2024, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of December 31, 2025 was 159.3% (2024: 264.6%).

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)

The liquidity index reported by the Bank to the regulator as of December 31, 2025 was 60.7% (2024: 47.2%).
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. The Bank's capital, in accordance with current banking regulations, is separated into Ordinary Primary Capital: which consists of paid-in capital in shares, excess paid-in capital, declared reserves, retained earnings, minority interest shares and other accumulated comprehensive income items, less regulatory adjustments; and Additional Primary Capital: which consists of instruments issued by the Bank or consolidated subsidiaries that meet the requirements for inclusion, issue premiums, less regulatory adjustments applicable to additional primary capital.
As of December 31, 2025, the capital adequacy index may not be less, at any time, than 9.25% (including the capital conservation buffer of 1.25% required for 2025, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5.75% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 7.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Agreement No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Agreement, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.
The information corresponding to the total capital adequacy index is as follows:

	December 31,
	2025	2024
Ordinary primary capital, net of adjustments	1,322,970	1,195,914
Capital funds	1,675,484	1,341,031
Risk-weighted assets	10,822,730	9,873,772
Ordinary capital index	12.2%	12.1%
Ordinary capital total	14.1%	12.1%
Capital adequacy index	15.5%	13.6%

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position as established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the Bank’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	December 31,
	2025	2024
Ordinary capital	1,322,970	1,195,914
Non-risk-weighted assets	13,402,426	12,220,660
Leverage ratio	9.9%	9.8%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the prudential standards of the SBP:

	December 31,
	2025	2024
Dynamic asset reserve	154,538	145,117
Regulatory reserve for individual credits	4,555	4,549
Total regulatory reserves	159,093	149,666
Credit risk coverage - dynamic provision
The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23. Applicable laws and regulations (continued)
The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP. This allocation is restricted for dividend distribution purposes.
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Rule No. 11-2019, amended by Rule No. 4-2013, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Rule No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $4,555 million as of December 31, 2025 (2024: $4,549 million).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

Specific provisions
SBP Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific credit provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.
Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.
If there is an excess in the specific credit provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	6,195,013	101,333	—	26,933	11,775	6,335,054
Financial institutions:
Private	2,401,466	—	—	—	—	2,401,466
State-owned	250,036	—	—	—	—	250,036
	2,651,502	—	—	—	—	2,651,502
Sovereign	118,169	—	—	—	—	118,169
Total	8,964,684	101,333	—	26,933	11,775	9,104,725

Loans at FVOCI
Corporations	52,261					52,261
Financial institutions:
Private	19,363	—	—	—	—	19,363
State-owned	4,952	—	—	—	—	4,952
Total	76,576	—	—	—	—	76,576

Total loans	9,041,260	101,333	—	26,933	11,775	9,181,301

Specific Provision	—	20,267	—	21,546	7,220	49,033

Allowance for loan
losses under IFRS (*):	34,406	30,891	—	20,126	8,853	94,276

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	5,294,002	46,959	—	6,933	10,107	5,358,001
Financial Institutions:
Private	2,521,065	—	—	—	—	2,521,065
State-owned	413,775	—	—	—	—	413,775
	2,934,840	—	—	—	—	2,934,840
Sovereign	82,331	—	—	—	—	82,331
Total loans	8,311,173	46,959	—	6,933	10,107	8,375,172

Specific Provision	—	9,392	—	5,546	5,558	20,496

Allowance for loan
losses IFRS (*):	51,427	14,248	—	5,441	7,042	78,158

As of December 31, 2025 the restructured loans are $51.2 millions, (2024: the restructured loans are for $67.5 million).
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts present more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	December 31, 2025
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	6,298,014	20,000	17,040	6,335,054
Financial institutions:
Private	2,401,466	—	—	2,401,466
State-owned	250,036	—	—	250,036
	2,651,502	—	—	2,651,502
Sovereign	118,169	—	—	118,169
Total	9,067,685	20,000	17,040	9,104,725

Loans at FVOCI
Corporations	52,261	—	—	52,261
Financial institutions:
Private	19,363	—	—	19,363
State-owned	4,952	—	—	4,952
Total	76,576	—	—	76,576

Total loans	9,144,261	—	17,040	9,181,301

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

	December 31, 2024
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	5,347,894	—	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	2,521,065
State-owned	413,775	—	—	413,775
	2,934,840	—	—	2,934,840
Sovereign	82,331	—	—	82,331
Total	8,365,065	—	10,107	8,375,172

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	December 31, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	26,933	11,775	38,708
Total	—	—	—	26,933	11,775	38,708

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	10,107	17,040
Total	—	—	—	6,933	10,107	17,040

	December 31,
	2025	2024
Non-accruing loans:
Private corporations	38,708	17,040

Unrecognized interest on non-accrual loans	1,302	474
As of December 31, 2025, and 2024, there was no interest income collected on loans in non-accrual status.

24.Subsequent events
Dividends declared
At a meeting of the Board of Directors held on February 10, 2026, the Board approved the declaration of a quarterly cash dividend of US$0.6875 per common share, relating to the fourth quarter of 2025. The dividend will be paid on March 12, 2026 to holders of the Bank’s common shares of record as of February 25, 2026. At the same meeting, the Board of Directors also approved the payment of the first coupon on the Bank’s Additional Tier 1 (AT1) capital instruments, which will be paid on March 18, 2026.